UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CTI GROUP (HOLDINGS) INC.
(Name of Subject Company)

NEW ACQUISITIONS CORPORATION
(Offeror)

ENGHOUSE SYSTEMS LIMITED
(Parent of Offeror)
(Names of Filing Persons)

CLASS A COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

126431105
(Cusip Number of Class of Securities)

General Counsel

Enghouse Systems Limited

Suite 800, 80 Tiverton Court

Markham, Ontario, Canada, L3R 0G4

(905) 946-3200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Christopher J. Cummings

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, N.Y. 10019-6064

(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$22,500,000	$2,265.75

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by CTI Group (Holdings) Inc. (“CTI”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by adding (i) 29,880,261 issued and outstanding Shares (as defined below), multiplied by the offer price of $0.61 per shares (the “Offer Price”), (ii) 4,510,921 Shares issuable pursuant to outstanding options with an exercise price less than the Offer Price, multiplied by the Offer Price minus the exercise price of each such option, (iii) 1,392,253 Shares reserved for issuance upon settlement of outstanding restricted stock units, multiplied by the Offer Price, and (iv) 1,040,140 Shares issuable pursuant to outstanding warrants with an exercise price less than the Offer Price, multiplied by the Offer Price minus the exercise price of each such warrant. The foregoing figures have been provided by the issuer to the offerors and are as of October 11, 2015, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.00010070.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Enghouse Systems Limited, an Ontario corporation (“Enghouse”), and New Acquisitions Corporation (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Enghouse. This Schedule TO relates to the offer by Purchaser to purchase all of the shares of Class A Common Stock, par value $0.01 per share (the “Shares”), of CTI Group (Holdings) Inc., a Delaware corporation (“CTI”), that are issued and outstanding at a price of $0.61 per Share, in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 4, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

See Exhibit Index.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2015

ENGHOUSE SYSTEMS LIMITED

By:	/s/ Steve Sadler
Name: Steve Sadler
Title: Chairman and Chief Executive Officer

NEW ACQUISITIONS CORPORATION

By:	/s/ Steve Sadler
Name: Steve Sadler
Title: Director and President

3

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase, dated November 4, 2015.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(5)(i)	Joint Press Release issued by Enghouse and CTI, dated October 19, 2015 (incorporated by reference to the Schedule TO-C filed by Enghouse with the Securities and Exchange Commission on October 20, 2015).

(a)(5)(ii)	Press Release issued by Enghouse, dated November 4, 2015.

(d)(1)	Agreement and Plan of Merger, dated October 18, 2015, by and among CTI, Enghouse and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CTI with the Securities and Exchange Commission on October 19, 2015).

(d)(2)	Confidentiality Agreement, dated May 29, 2015, between Enghouse and Cherry Tree & Associates LLC.

(d)(3)	Form of Tender Support Agreement, dated October 18, 2015, by and among Enghouse, Purchaser and certain stockholders of CTI (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CTI with the Securities and Exchange Commission on October 19, 2015).

(d)(4)	Letter Agreement, dated October 30, 2015, by and between CTI, Enghouse and Nathan Habegger (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CTI with the SEC on November 3, 2015).

(g)	Not applicable.

(h)	Not applicable.

4